UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 01, 2025

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Effective Date of Composite Scheme of Amalgamation

As previously disclosed, the Board of Directors of Yatra Online Limited (“Yatra India”), the Indian subsidiary of Yatra Online, Inc. (the “Company”), had approved a Composite Scheme of Amalgamation (“Scheme”) on August 12, 2024. The Scheme involved a structural reorganization of Yatra India (the “Amalgamated Company”) and its six wholly-owned subsidiaries (collectively, the “Amalgamating Companies”), and excluded the Company. The Amalgamating Companies and Amalgamated Company had previously filed the Scheme with the Hon’ble National Company Law Tribunal, Mumbai (“NCLT”), for the requisite approvals. The NCLT had delivered an order dated February 07, 2025 allowing the first motion application. Subsequently, Yatra India had filed the second motion application with NCLT for approval, which the NCLT allowed via an order dated July 10, 2025. The NCLT, via its order dated October 14, 2025 (“Order”), had approved the Scheme. Yatra India has filed the certified copy of the Order in e-Form INC-28 with the Registrar of Companies, Mumbai, Maharashtra, India on December 01, 2025 to make the Scheme effective from December 01, 2025. The Appointed Date, as per the Scheme, is April 01, 2024 i.e. the date with effect from which all the assets, liabilities etc. of the Amalgamating Companies stand transferred to and vested in or deemed to have been transferred to and vested in the Amalgamated Company as going concerns, without any further act, deed, matter or thing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: December 01, 2025	By:	/s/ Siddhartha Gupta
Siddhartha Gupta
Chief Executive Officer

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